February 18, 2005

Via EDGAR and Facsimile

George F. Ohsiek

Branch Chief

United States Securities and Exchange Commission

Mail Stop 03-08

Washington, D.C. 20549

RE:	Winn-Dixie Stores, Inc.
Form 10-K for the fiscal year ended June 30, 2004
Filed August 26, 2004
Form 10-Q for the quarterly period ended September 22, 2004
File no. 1-3657

Dear Mr. Ohsiek:

This letter sets forth the response of Winn-Dixie Stores, Inc. (the “Company”) to the staff’s comments set forth in its letter dated February 8, 2005. In accordance with the staff’s request and to assist in your review, we have included the staff’s comments and have numbered our responses to correspond with the staff’s comments. Please note that where context requires, the term “Company” means Winn-Dixie Stores, Inc. and its subsidiaries on a consolidated basis.

Form 10-K for the Fiscal Year Ended June 30, 2004

General

Financial Statements

Consolidated Statements of Shareholders’ Equity, page 36

1.

We have reviewed your response to prior comment 8 and are still unclear as to why you believe it is appropriate to reflect restricted stock issuances and stock option exercises as increases in retained earnings. Absent a legislative restriction against setting up an additional paid-in-capital (APIC) account, we would expect such activity to be reflected in a contributed capital account (such as APIC) as opposed to an earned capital account or retained earnings. Please either confirm you will revise future filings accordingly, or provide us additional support for your accounting/presentation, including references to applicable authoritative literature, as appropriate.

Response to Comment #1: The activity related to our deferred compensation arrangements, including stock option and restricted stock plans, are reflected in equity as a component of retained earnings. Because of the insignificance of the amounts and the lack of Additional Paid-In-Capital from other sources, we elected to combine the activity in this account with retained earnings. In future filings, Additional Paid-In-Capital will be shown as a separate item within Shareholders’ Equity on the Consolidated Balance Sheets and on the Consolidated Statements of Shareholders’ Equity.

Notes to Consolidated Financial Statements

(u) Business Reporting Segments, page 42

2.	We have reviewed your response to prior comment 13 and continue to believe that to the extent revenues by product line are available, such information should be disclosed pursuant to paragraph 37 of SFAS 131. We believe such disclosures are insightful insofar as they reveal differences in revenue growth and product mix between fiscal years. Thus, please either provide the requested disclosures in future filings or tell us more about why you believe all of your products fall within one product group and why you believe that revenue by product group disclosures are not required and do not provide additional insight into your business. With respect to your belief that all of your products fall within one product group, it is unclear to us why you consider pharmacy sales, photo lab sales, and grocery sales to be one product group.

Response to Comment #2: The largest product group referenced (Pharmacy) represents less than 9% of the total revenue of the Company and consists of prescription drug sales and certain over-the-counter product sales, among other items. Fuel, floral and photo sales represent approximately 1.5% of the total revenue of the Company. All other products are grocery supermarket-related items. In future filings, we will disclose Pharmacy and other services (Fuel, Floral and Photo) separately from other grocery supermarket-related items in the footnotes to the financial statements for the three years presented in the Consolidated Statements of Operations.

18. Discontinued Operations and Restructuring

2004 Asset Rationalization, page 58

3.	We have reviewed your response to prior comment 16. In future filings, please revise your MD&A regarding discontinuing operations to indicate why store closures under your asset rationalization plan that are within your core demographic areas are classified as discontinued operations. In particular, please disclose that you expect cash inflows related to these stores to be eliminated as a result of the store closures and that you do not expect cash inflows of the remaining stores to increase significantly as a result of a migration of customers from the closed stores after the disposal. Also, to the extent you have store closures during the period that are included within continuing operations, please disclose the factors that distinguished these stores from the store closures included within discontinued operations.

Response to Comment #3: We will include the following disclosure in future filings to discuss the type of analysis perform and the conclusion made concerning discontinued operations. Also, to the extent that other store closures are included within continuing operations, the factors that distinguish those stores will be disclosed.

We consider each store location to be a component of a business as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. To determine if a location is includable in discontinued operations, we conducted an analysis of the stores in close proximity of other Winn-Dixie stores and other surrounding competitors and determined that the operations and cash flows of the component have been (or will be) eliminated from our ongoing operations and that cash inflows of remaining stores are not expected to increase as a result of the disposal transaction.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding these responses should be directed to me or to D. Michael Byrum, Corporate Controller, at (904) 783-5597. In addition, we request that you advise us when the staff has completed its review of the filings.

Sincerely,

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer

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